Bingham McCutchen LLP
One Federal Street
Boston, MA 02110

June 14, 2013

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re:	Aquila Municipal Trust (File No. 333-188056)
Registration Statement on Form N-14

Ladies and Gentlemen:

On behalf of our client, Aquila Municipal Trust (the “Registrant”), a Massachusetts business trust, we are hereby filing Pre-Effective Amendment No. 2 to the Registrant’s combined proxy statement and registration statement on Form N-14, with exhibits (the “Registration Statement”).

The Registration Statement relates to the proposed reorganization of:

(i)	Tax-Free Fund of Colorado, the sole series of Tax-Free Fund of Colorado (File Nos. 33-12381 and 811-5047), with Aquila Tax-Free Fund of Colorado, a newly-organized series of the Registrant;

(ii)
Churchill Tax-Free Fund of Kentucky, the sole series of Churchill Tax-Free Trust (File Nos. 33-13021 and 811-5086), with Aquila Churchill Tax-Free Fund of Kentucky, a newly-organized series of the Registrant;

(iii)
Aquila Narragansett Tax-Free Income Fund, the sole series of Aquila Narragansett Tax-Free Income Fund (File Nos. 33-48696 and 811-6707), with Aquila Narragansett Tax-Free Income Fund, a newly-organized series of the Registrant; and

(iv)	Tax-Free Fund For Utah, the sole series of Tax-Free Fund For Utah (File Nos. 33-38766 and 811-6239), with Aquila Tax-Free Fund For Utah, a newly-organized series of the Registrant.

Please call the undersigned at (617) 951-8458 or Toby Serkin at (617) 951-8760 with any questions relating to the filing.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz